October 10, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Ms. Christine Dietz

RE:     TiVo Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 10, 2018
File No. 001-37870

Ladies and Gentlemen:

In response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated September 28, 2018, with respect to the above-referenced filings, TiVo Corporation (the “Company”) is filing this response letter. For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been reproduced below.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 1. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition Arrangements with Multiple System Operators for the TiVo Service, page 10

1.
Please help us better understand the underlying nature of the TiVo Service and tell us if you determined that the service was a functional license to intellectual property. In arrangements where you host the service, tell us how you considered whether you have provided software subject to a hosting arrangement. Also, tell us your basis for recognizing revenue related to fixed fees ratably over the license period. Lastly, tell us if you are applying the guidance for sales-based or usage-based royalties in these arrangements. Refer to ASC 606-10-55-54(a) and ASC 606-10-55-65.

The Company respectfully advises the Staff that the TiVo Service is a fully-integrated service that powers the TiVo Service client software that operates on set-top boxes in the homes of our Multiple System Operators (“MSO”) (Cable and Internet Protocol television providers) customer’s subscribers. The TiVo Service allows subscribers to quickly find what they want to watch across any content service. Some of the main features of the TiVo Service are the interactive program guide, natural language voice and text search, cloud-based recommendations services and our extensive entertainment metadata (i.e., descriptive information, promotional images or other content that describes or relates to television shows, videos, movies, sports, music, books, games or other entertainment content). For most customers, the TiVo Service is hosted in the Company’s data centers. In instances where the TiVo Service is hosted, the Company has determined that the service is not a functional license to intellectual property and that the Company does not provide software subject to a hosting arrangement as the customer does not have the right to take possession of the software or infrastructure that provides the TiVo Service. The customer is provided with the TiVo Service client software which is installed on its subscribers set-top boxes. The primary function of the TiVo Service client software is to provide the user interface that allows the set-top box to connect to the TiVo Service in the Company’s data centers, which then provides the functionality described above. As the TiVo Service is not considered to be a functional license to intellectual property when hosted by the Company, the sales-based or usage-based royalties guidance for intellectual property licenses is not applicable. In addition, for license agreements where a customer has elected to pay a fixed fee for the right to receive the TiVo Service for a specified term, revenue is recognized ratably over the performance period, which is the license term. The Company believes ratable recognition is appropriate as it provides the same service to the customer each day of the license period.

The Company also has three European MSO customers who elected to replicate the TiVo Service back-end infrastructure in their data centers. By building the back-end TiVo Service infrastructure in their data centers these customers have in their possession all the necessary software components to provide their subscribers with the TiVo Service functionality and do not need to connect to the Company’s data center to provide the functionality. The Company considers these arrangements to be licenses to functional intellectual property and is applying the guidance for sales-based or usage-based royalties for intellectual property licenses.

Note 5. Revenues
Contract Balances, page 16

2.
We note your statement regarding the amount of revenue that is expected to be recognized from remaining performance obligations over the remainder of 2018. Please tell us, and revise to clarify, when you expect to recognize the remaining balance. Refer to ASC 606-10-50-13.

The Company acknowledges the Staff’s comment and respectfully advises the staff that as of March 31, 2018, 22% of revenue from unsatisfied performance obligations was expected to be recognized in 2019, 16% in 2020, 11% in 2021, 8% in 2022 and 23% thereafter. The Company intends to provide this disclosure in future filings.

Additionally, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me via telephone at (408) 519-9100 if you have any questions or would like any additional information regarding this matter.

Sincerely,

TiVo Corporation

By:	/s/ Peter C. Halt
Peter C. Halt
Chief Financial Officer

cc:	Pamela Sergeeff, Executive Vice President, General Counsel & Secretary, TiVo Corporation